Mail Stop 6010
      September 29, 2005


Mr. H. Averett Walker
President, Director and Chief Executive Officer
Security Bank Corporation
4219 Forsyth Road
Macon, Georgia 31210


      Re:	Security Bank Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 16, 2005
Forms 10-Q for the Quarterly Periods Ended March 31, and June 30,
2005
      File No. 000-23261

Dear Mr. Walker:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Fiscal Year Ended December 31, 2004

Item 9a. Controls and Procedures, page 53


1.	We note your disclosure that your "Chief Executive Officer
and
principal Financial and Accounting Officer concluded that [y]our disclosure controls and procedures provide reasonable assurance of their effectiveness for gathering, analyzing and disclosing the information that [you] are required to disclose in the reports that
[you] file under the Securities Exchange Act of 1934, within the time periods specified in the SEC`s rules and forms. [Your] Chief Executive Officer and Principal Financial and Accounting Officer also concluded that [your] disclosure controls and procedures provide reasonable assurance of their effectiveness in timely alerting them to material information relating to [your] company (including its consolidated subsidiaries) required to be included in our periodic SEC filings." The language that is currently included after the word
"effectiveness" in your disclosure does not appear to be consistent with the meaning of disclosure controls and procedures as established by Rule 13a-15(e) of the Exchange Act. As such, it does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. In addition, please note that if you wish to include the definition of disclosure controls and procedures following your conclusion, please ensure the definition is consistent with the definition included in Rule 13a-15(e) of the Exchange Act. Please similarly revise your March 31, and June 30, 2005 Forms 10-Q.


2. We note your disclosure that there were "no significant changes in your internal controls or in other factors that could significantly affect internal controls subsequent to the date of this evaluation, and there have been no corrective actions with respect to significant deficiencies or material weaknesses." To the extent that your disclosure was provided to address Item 308(c) of Regulation S-K which requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to significant changes that could affect your internal control over financial reporting subsequent to the date of your evaluation. Please correct the disclosure in future filings, including the amended 2004 Form 10-K and the amendments to your March 31, and June
30, 2005 Forms 10-Q, to address all changes or advise us.


Exhibits 31.1 and 31.2


3.	We note that the certifications filed as Exhibits 31.1 and
31.2
were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part
III.E of Release No. 8238. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K. Please similarly amend your March 31, and June 30, 2005 Forms 10-Q.


      As appropriate, please amend your Form 10-K for the fiscal year ended December 31, 2004 and Forms 10-Q for the quarterly periods ended March 31, and June 30, 2005 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kate Tillan, Assistant Chief Accountant, at
202.551.3604 or me at 202.551.3671 if you have any questions.


      Sincerely,



      Martin James
      Senior Assistant Chief
        Accountant

??

??

??

??

H. Averett Walker
Security Bank Corporation
September 29, 2005
Page 4